August 18, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Amit Pande and Lindsay McCord

100 F Street, N.E.

Washington, DC 20549

This letter is filed in response to comments received from the Staff of the Securities and Exchange Commission by letter dated August 2, 2011 with respect to the Form 10-K for the period ending December 31, 2010 (the “2010 10-K”), which was filed February 17, 2011 and Form 10-Q for the Fiscal Quarter Ended March 31, 2011 (“Q1 2011”) by Umpqua Holdings Corporation (“we”, “us” or the “Company”). The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated in bold print for convenience.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 32

Non-Covered Restructured Loans by Type and Region, page 71

1. We note from your response to comments one and three of our letter dated April 27, 2011 that at the time of the modification some of your troubled debt restructurings (TDRs) are on nonaccrual status and some remain on accrual. Please tell us and revise future filings to disclose the following related to your TDRs:

•         The key factors you consider at the time a loan is restructured to determine whether the loan should accrue interest. Specifically discuss how you consider any missed payments under the original loan terms, new revised loan terms, and the number of concessions made in your accrual determination;

The key factor as to whether a TDR will accrue interest is based on our assessment of the borrower’s ability and willingness to comply with the restructured terms. The ability is generally supported by a comprehensive analysis of obligated entity cash flows and debt service and an evaluation of the quality and continuity of the cash flow source. Willingness is assumed until proven otherwise, consistent with FDIC guidance. We also take into consideration the likelihood that we will be able to collect full repayment of principal and interest.

The reasons for missed or late payments under the prior note terms are evaluated when contemplating a TDR, including whether the level of prior payment is a barrier given cash flows, the missed payment was a negotiating ploy by the borrower to force a discussion on concessions or was there a temporary loss of income (i.e. loss of tenant) that was corrected.

Any delinquencies under the new terms are evaluated and if it is determined the willingness or ability to pay under restructured terms is compromised, the TDRs accrual status is reconsidered.

The number of concessions made does not typically become part of our consideration regarding accrual; however the magnitude of the concessions is considered.

•         Discuss how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms;

August 18, 2011

Generally an approval to restructure a loan as a TDR will include a bank-prepared analysis and evaluation of cash flow sources and continuity, and the assumption of the borrower’s willingness to comply, and be part of the formal approval document archived for each loan. We also give strong consideration to collateral coverage as a secondary source of repayment and, in many cases, will require additional collateral to be pledged with current appraisals obtained on all collateral.

•         The key factors you consider on an ongoing basis to assess whether accrual of interest continues to be appropriate;

The key factors considered in the determination of whether interest accrual continues to be appropriate include the continued willingness of the borrower to comply and continued ability to pay (as demonstrated by analysis of quality and continuity of sources of cash flow based on current financial information) under the terms of the restructure.

•         Tell us if the information provided in response to the first three bullet points above and your current TDR Guidelines for CRE Loans is different than your policy for loan modifications in 2008 and 2009;

Our loan modification procedures have been enhanced and clarified, especially pertaining to guidance identifying TDR’s, but the overall policy has not changed.

•         For collateral-dependent loans disclose if you obtain an appraisal of the collateral at the time you modify the loan. If you did not obtain an appraisal, please tell us in detail the reasons for not obtaining one and disclose how you measured impairment for these loans; and

A new appraisal is not a condition to a loan modification. However, we generally require an updated appraisal every six months for all collateral dependant loans and an updated impairment analysis is performed on a quarterly basis. Infrequently, we do allow a lender to test the facts of the collateral to determine if an updated appraisal is warranted under the current conditions and, contingent upon those conditions and, again on an infrequent basis, there may be a conclusion that an updated appraisal is not considered necessary at that time. For those infrequent occurrences, we continue to perform an impairment analysis on a quarterly basis.

•         For any TDR that is on accrual status as of the modification date where you have charged off a portion of the loan, the amount of the charge-off and how the charged-off portion is factored into your assessment that accrual of interest is appropriate.

During 2010, the amount of charge-off of loans on accrual status at the time of the modification taking place was $13,000. As discussed in our response dated May 20, 2011 under comment four, the A note/B note workout structure involves assessing whether the A note is supported by verified ability of the borrower to pay according to the terms of the A note and is reasonably assured of full repayment, separately from the B note, which is charged off. If the loan was on accrual prior to the TDR being documented with the loan legally bifurcated into an A note fully supporting accrual status and a B note or amount fully contractually forgiven and charged off, the A note may remain on accrual status. If the loan was on nonaccrual at the time the TDR was documented with the loan legally bifurcated into an A note fully supporting accrual status and a B note or amount contractually forgiven and fully charged off, the A note may be returned to accrual status, and risk rated accordingly, after a reasonable period of performance under the TDR terms. We generally require six months of payment performance to return these loans to accrual status.

We will fully implement the disclosure requirements of ASU No. 2010-20 and ASU No. 2011-02 beginning with our September 30, 2011 Form 10-Q, and enhance the disclosures required as related to the preceding discussions as applicable.

2. Please tell us whether you have any loan modifications not accounted for as TDRs as of December 31, 2010 and the latest interim period presented. If so, please tell us and revise your future filings to disclose the following for these loan modifications:

August 18, 2011

•         The amount of loan modifications that do not meet the definition of a TDR as of December 31, 2010 and the latest interim period presented;

•         The triggers or factors you review to identify these loans for modification;

•         The key features of the modification programs, including a description of the significant terms modified and the typical length of each of the modified terms;

•         Impact of modifications on past due statistics;

•         To the extent the modification is a “short-term” modification, discuss the success rates of these types of modification and whether these modifications often result in more permanent or longer-term modifications being made in the future; and

•         Discuss whether these loans are included in your ASC 450-20 or ASC 310-10-35 allowance determination.

We do have modifications that are made that are not accounted for as TDRs for both periods. Modifications and the specific terms are assessed on a case by case basis across the loan portfolio and are unique to each loan circumstance. Short term modifications (under 90 days) are routinely used as a collection strategy, however the reasons behind a short term modification are unique to each loan circumstance. A short term modification may result in a further short term modification, a return to prior terms, payoff, or a longer term modification plan, depending on the circumstances. Regardless of if a loan has been modified, a delinquent loan is factored into past due statistics based on past due status. We monitor and manage all modifications on a loan by loan basis and do not have a policy of tracking modifications not accounted for as TDRs collectively, as these are general course of business decisions and therefore are not tracked like a TDR where a concession is granted. All modifications not accounted for as TDRs are factored into our ASC 310-10-35 allowance under the same policy and methodology as loans not modified.

We will fully implement the disclosure requirements of ASU No. 2010-20 and ASU No. 2011-02 beginning with our September 30, 2011 Form 10-Q, and enhance the disclosures required as related to the preceding discussions as applicable.

3. We note your response to comment three of our letter dated April 27, 2010 includes your consideration of guarantors in determining the TDR designation for CRE loans. Please tell us and revise your future filings to disclose the following:

•         Whether you have any CRE, commercial, or construction loans that have been extended at or near original maturity, for which you have not considered impaired due to the existence of guarantees. If so, please tell us about the types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

We do not track or maintain information collectively regarding loans that have been extended at or near original maturity for which we have not considered impaired due to the existence of guarantees as this would be evaluated on a loan-by-loan unique circumstance. In all cases, the borrower/guarantor must perform under the restructure (i.e. cannot be over 90 days past due) or the loan will be reported as a nonperforming loan and measured for impairment. The existence of a guarantor has minimal impact on the decisions for impairment and that fact in itself, would not sway a decision as to whether to consider a loan as impaired.

•         To the extent you extend the loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

All loan circumstances would be evaluated when making the determination regarding a TDR designation, including whether or not the new terms were at a “market rate” of interest.

•         Disclose in detail how you evaluate the financial strength of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

August 18, 2011

The amount, source, quality and frequency of guarantor information are unique to each loan situation. At a minimum this would generally represent annual financial statements (and supporting schedules and documentation), copies of tax returns and verification of stated liquid assets.

•         Disclose how you evaluate the guarantor’s reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan;

Evaluation of the guarantor’s reputation and willingness to work with the Company is unique to each loan/guarantor and is similar to our review of a borrower’s reputation and willingness to work with the Company. With respect to the allowance for loan losses recorded and timing of loan charge-offs, the loan must perform or it is put on non-accrual and consideration for impairment write-down will be done on an individual basis.

•         Disclose how often you have pursued and successfully collected from a guarantor during the past two years. As part of your response, please discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee; and

We always consider a guarantor in the mix of collection options. We do not track the number of successful guarantor negotiations. Rather, we consider success to be measured by the loan’s payment performance. Further, our approach is determined on a credit by credit basis in context of the state law, the nature of the borrowing entity, legal documentation, and willingness and capacity of the guarantor. The collection strategy regarding guarantors is unique to each loan.

•         Quantify the dollar amount of loans, by type, in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees.

The dollar amount of loans in which carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees is not tracked collectively and is monitored and managed on a loan by loan basis. As a matter of practice, we would expect the situation of carrying value exceeding appraised value to be infrequent, as this measurement would apply to collateral dependent impaired loans, which are measured for impairment against the appraisal, less costs to sell, and guarantees are not valued for purposes of this assessment.

We will fully implement the disclosure requirements of ASU No. 2010-20 and ASU No. 2011-02 beginning with our September 30, 2011 Form 10-Q, and enhance the disclosures required as related to the preceding discussions as applicable.

Allowance for Loan and Lease Losses and Reserve for Unfunded Commitments, page 73

4. We note your response to comment one of our letter dated April 27, 2011. In addition, we note your risk rating descriptions on beginning of page 131 and that loans risk rated eight are considered substandard assets. Please address the following:

•         Describe the correlation between your internal risk ratings and when a loan is assessed for impairment. If there are overlaps between an impaired loan and one of your internal risk ratings, tell us the percentage of impaired loans that are rated as special mention, substandard, doubtful, and loss.

After a loan is classified as impaired, it is no longer included in the risk rating categories disclosed in our filings. While impaired loans carry risk ratings for regulatory and monitoring reasons, these risk ratings are not considered for purposes of the calculation of the allowance for loan and lease losses as well as disclosure purposes. Impaired loans are separately broken out for disclosures and include their own definition in the Non-covered Credit Quality Indicators disclosures in our filings. As such, there is no overlap between an impaired loan and one of our internal risk ratings in the disclosures. The percentage of impaired loans classified as special mention, substandard, and doubtful was 1.6%, 94.9%, and 3.5%, respectively, as of June 30, 2011.

August 18, 2011

•         Tell us and revise to disclose the factors you consider in your determination that the sole remaining source of repayment for a loan is liquidation of the collateral. Specifically describe to us how you determine when to use the present value of expected future cashflows discounted at the loan's effective interest rate or obtain a current external appraisal of the underlying collateral for your commercial lines of credit.

We acknowledge the Staff’s comment and confirm that the Company will clarify the existing disclosure in its future filings, beginning with our September 30, 2011 Form 10-Q as follows:

Regular credit reviews of the portfolio also identify loans that are considered potentially impaired. Potentially impaired loans are referred to the ALLL Committee which reviews and approves designated loans as impaired. A loan is considered impaired when based on current information and events, we determine that we will probably not be able to collect all amounts due according to the loan contract, including scheduled interest payments. When we identify a loan as impaired, we measure the impairment using discounted cash flows, except when the sole remaining source of the repayment for the loan is the liquidation of the collateral for collateral dependent loans. A loan is considered collateral dependent if repayment of the loan is expected to be provided solely by the underlying collateral and there are no other available and reliable sources of repayment. In these cases, we use the current fair value of the collateral, less selling costs, instead of discounted cash flows. If we determine that the value of the impaired loan is less than the recorded investment in the loan, we either recognize an impairment reserve as a Specific Allowance to be provided for in the allowance for loan and lease losses or charge-off the impaired balance on collateral dependent loans if it is determined that such amount represents a confirmed loss. Loans determined to be impaired with a specific allowance are excluded from the formula allowance so as not to double-count the loss exposure. The non-accrual impaired loans as of period end have already been partially charged off to their estimated net realizable value, and are expected to be resolved over the coming quarters with no additional material loss, absent further decline in market prices.

•         Tell us how frequently you update the borrowers’ financial information including the amount of outstanding debt and your position over other creditors. In addition, tell us how you consider this information in your review of the loan and your allowance for loan loss processes.

The type and frequency of financial statements required varies depending on the risk associated with the credit. Annual financial statements, at a minimum, must be obtained from all commercial obligors and guarantors, unless the underlying credit is fully secured by deposit accounts held at the Bank. When the transaction is fully secured by deposit accounts that are determined adequate to repay both principal and interest through the maturity of the credit, financial statements are not required but may be requested in order to evaluate the borrower's longer-term financial needs. For consumer and residential loans, our policy supports using a credit scoring model. Financial information may be obtained to be utilized in the credit scoring model, but is not required. However, for all unsecured credits, financial statements must be received and analyzed at least annually.

Financial information is utilized in loan review, updating risk ratings, and calculation of specific allowance on impaired loans. For loans included in the formula allowance, as described in Note 5 of the June 30, 2011 Form 10-Q filed on August 5, 2011, financial statements are one source of information in the updating of risk ratings. These risk ratings impact the allowance as loans with a higher risk rating obtain a higher “extra risk” factor in the calculation of the allowance. Loan review, which utilizes financial information as stated above, can also help to identify loans as impaired. Impairment is then calculated as described in the second bullet above.

5. We note your response to comment one of our letter dated April 27, 2011 regarding how and when cut-off procedures are performed for impairment determination. Please provide us with a detailed discussion of the procedures you perform to ensure that appraisals received prior to filing of your periodic reports are considered under ASC 855 in your impairment analysis.

August 18, 2011

The Company makes significant effort to complete analysis of impairments on collateral dependent impaired loans and of valuation adjustments on OREO utilizing the latest appraisals available prior to each period end.  Inevitably, appraisals are received subsequent to period end, reflecting updated estimated values of collateral dependent impaired loans or OREO (both covered and non-covered).  These updated values are utilized and reflected in our financial statements in preparation of our earnings release presentation.  Subsequent to the finalized earnings release presentation, but prior to filing our periodic reports, appraisals received reflecting further impairment or valuation adjustments are accumulated and evaluated for materiality.  If material, adjustments to our financial statements are made to ensure our periodic filings are materially correct and not misleading.

The population of assets valued based on periodic appraisals is considered frequently.  In accordance with the Company’s General Credit Policy, loan status reports are required monthly for all Special Mention rated loans greater than or equal to $1 million and all loans rated Substandard, Doubtful and Loss greater than or equal to $100,000.   Each loan status report must clearly address the question as to whether the facility is or is not impaired.  When a facility is deemed impaired, the loan status report must sufficiently and clearly describe why the facility is considered impaired and include a complete and detailed impairment analysis.  In order to perform a proper collateral analysis, a current evaluation must be documented and supported. These loan status reports and resulting impairments are communicated timely and impairments identified are recorded as deemed appropriate.

In addition, the Company’s Credit Review function is responsible for reviewing loan status reports for all identified impaired loans, all Substandard rated facilities greater than or equal to $1,000,000 and all loans rated Doubtful and Loss greater than or equal to $100,000 on a quarterly basis.  Credit Review is independent of the credit quality function.

The frequency of review noted above, combined with the average appraisal turn time of approximately 30 days as noted on page 6 of our response dated May 20, 2011, provides assurance that appraisals received prior to filing of periodic reports are considered under ASC 855 in our impairment analysis.

6. Please tell us the amount of loan participation interest(s) you held at December 31, 2010 and the latest interim period presented, where you were not the lead bank, and if significant, revise to disclose the following related to these loans:

•         Describe the relationship you have with the lead bank and the timeliness of communication from them regarding updated loan risk ratings, valuation of the supporting collateral, etc.; and

•         The amount of loan participation interest(s) you sold in 2010 and the first quarter of 2011 where you are the primary bank. Also, tell us the amount of loan participation interests you had to repurchase in 2010 and the first quarter of 2011.

The total outstanding balance of loan participation interests purchased, including both non-covered and covered, were $214.0 million and $196.3 million at March 31, 2011 and December 31, 2010, respectively.  Generally, loans purchased have been from large national banks subject to Shared National Credits review.  We have obtained information related to the borrower and collateral in accordance with the participation agreement for each loan.  We have generally found that the timeliness of this communication has been adequate and in accordance with the participation agreement.  Total participation interests sold were zero and $6.4 million in the three months ended March 31, 2011 and the twelve months ended December 31, 2010, respectively.  There were no loan participation interests repurchased in 2010 or in the first quarter of 2011.  Based on the net loan population (both covered and non-covered) of $6.28 billion and $6.34 billion at March 31, 2011 and December 31, 2010, respectively, we do not feel that this is significant for future disclosure.

Note 6. Allowance for Non-Covered Loan Loss and Credit Quality, page 122

Non-covered Credit Quality Indicators, page 131

August 18, 2011

7. We note from your response to comment 10 of our letter dated April 27, 2011 that you have different policies in place regarding reviews of your risk ratings for your loan portfolio. In an effort to provide transparent disclosures and to fully comply with ASC 310-10-50-29(c), please revise future filings to disclose your review policies for all categories of your loan portfolio. We note, for instance, that your proposed disclosures included in your response appear to address the reviews and risk updates only for your consumer and residential loan portfolios.

In our June 30, 2011 10-Q, which was filed on August 5, 2011, we implemented our proposed disclosures to address the reviews and risk updates for our consumer and residential loan portfolios. Additionally, we added the following disclosure related to the commercial and commercial real estate portfolios.

In contrast, the monitoring process for the commercial and commercial real estate portfolios includes periodic reviews of individual loans with risk ratings assigned to each loan and performance judged on a loan by loan basis.

Additionally, our disclosure related to changes in risk factors was changed as follows:

Changes to risk factors—Risk factors are assigned at origination and may be changed periodically based on management’s evaluation of the following factors: loss experience; changes in the level of non-performing loans; regulatory exam results; changes in the level of adversely classified loans (positive or negative); improvement or deterioration in local economic conditions; and any other factors deemed relevant.

As we stated in our response to comment 10 of your letter dated April 27, 2011, current policy does not give an explicit date or range of dates for which risk ratings must be updated, nor do we feel that updating our policy to give an explicit date or range of dates is necessary at this time. We feel that our current policy appropriately addresses the risk within the loan portfolio– ratings are updated on a loan-by-loan basis, as determined necessary. While the majority of our portfolio is reviewed annually, with risk rating updates upon review as deemed necessary, this is not an explicit date or range of dates that is appropriate for disclosure. Therefore, we feel that the disclosure that was presented in our June 30, 2011 Form 10-Q, which was filed with the SEC on August 5, 2011, appropriately states our policy and also meets the requirements of ASC 310-10-50-29(c) in all material respects.

Note 24. Fair Values, page 159

8. We note from your response to comment 18 of our letter dated April 27, 2011 that the only change in your valuation method was the use of a discount for the embedded probable losses instead of a liquidity adjustment. Please tell us the impact this change had on the December 31, 2010 loans fair value. In addition, explain to us how you determined that the discount adjustment was more representative of the fair value of the loans than the prior liquidity adjustment. Also, specifically discuss if you considered the need to apply both a liquidity adjustment and a discount for embedded probable losses to determine the fair value of loans.

Prior to the second quarter of 2010, the estimated fair value of the non-covered, originated loan portfolio included a liquidity discount. The amount of this discount was estimated with the assistance of a third party valuation specialist and reflected our estimate as to what it would take to liquidate our portfolio in the then current market conditions, which was particularly stressed given the state of the overall market due to the economic recession, and overall uncertainty in the banking industry as reflected via the various financial ‘bail-out’ programs and historically heightened occurrences of FDIC bank closures. Effective in the second quarter of 2010, the fair value of fixed rate loans was calculated by discounting contractual cash flows at rates which similar loans are currently being made and then discounted further by embedded probable losses expected to be realized in the portfolio, and did not incorporate a liquidity discount.

August 18, 2011

The following table presents the carrying value of the noncovered loan portfolio, the estimated/disclosed fair value, as well as key credit quality and loan performance statistics of the portfolio for the selected periods. As can be seen from the table, the credit quality of the portfolio has improved significantly since December 31, 2009, as impaired, nonaccrual and classified loan balances decline both in notional principal balances as well as a percentage of the overall total portfolio.

	Dec 2008	Dec 2009	Jun 2010	Dec 2010	Jun 2011
Loan Balances:
Noncovered loans, net - Carrying Value	6,035,509	5,891,610	5,612,759	5,557,066	5,637,758
Noncovered loans, net - Fair Value	5,515,970	5,208,893	5,894,880	5,767,506	5,691,951
Premium <discount> %	-9.4%	-13.1%	4.8%	3.6%	1.0%

Credit Quality Statistics:
Impaired Loans	230,800	328,000	251,200	222,619	196,563
Nonaccrual Loans	127,900	193,118	170,636	138,177	109,889
Classified Loans ("Substandard or worse")	380,896	636,491	535,360	468,850	438,717

Credit Quality Statistics as a Percentage of Loans (carrying value):
Impaired Loans	3.8%	5.6%	4.5%	4.0%	3.5%
Nonaccrual Loans	2.1%	3.3%	3.0%	2.5%	1.9%
Classified Loans ("Substandard or worse")	6.3%	10.8%	9.5%	8.4%	7.8%

The impact of not applying an additional liquidity discount in periods subsequent to March 31, 2010 results in higher estimated fair values of the noncovered loan portfolio. As of December 31, 2009 the liquidity adjustment component applied in our estimate of fair value was approximately 11%. For the December 31, 2010 reporting period, we did not engage a third party valuation specialist to provide an estimate of a liquidity discount, so we do not know precisely what that discount, if any, would have been. However, given the significant improvement in credit quality of our noncovered loan portfolio between these two dates, as well as the overall improvement in the economy and our industry, the amount of the liquidity adjustment certainly would have been less.

We believe that our current approach to estimate the fair value of our loan portfolio properly reflects the fair, economic value of our loans as they would be valued in their principal market. The Company estimates embedded probable losses expected to be realized within the loan portfolio via our allowance for loan and lease loss (“ALLL”) methodology. Our ALLL methodology and related controls and procedures, is designed and applied in accordance with GAAP and relevant supervisory guidance, and incorporates management’s best current judgment utilizing all relevant information available to us at each applicable reporting period. As we perform our credit quality and credit review related controls on a timely basis, including up-to-date changes to risk rating and recognition of impairments at the proper amounts in-line with the projected workout plans, we do not feel it is warranted to apply additional liquidity adjustments on top of the interest rate differential adjustment and credit discount currently applied.

Furthermore, utilizing a liquidity discount is extremely subjective in estimating and determining fair value. Liquidity discounts, if and when applied, often vary widely based upon an issuer’s perspective. When estimated, liquidity adjustments are categorized as a level 3 fair value measurement given that lack of readily available data, consistent with specific guidance or examples provided from the Financial Accounting Standards Board, the Securities and Exchange Commission, the Federal Reserve, the Federal Deposit Insurance Corporation and other oversight or industry boards.

We have reviewed the filings of 13 peers relating to the fair value of disclosure on non-covered loans. Based on our review, there is a vast disparity in practice in estimating the fair value of a loan portfolio. Within this peer group, only four of the thirteen institutions make reference to or imply the use of a liquidity discount in estimating the fair value of their loan portfolio, as disclosed in their most recent quarterly filings. Furthermore, of the four institutions that disclose the utilization of a liquidity discount, the total discount of these portfolio’s relative to their carrying value ranges from as low as less than 1% to as high as just under 15%.

August 18, 2011

This sample of companies illustrates other disparities in practice in estimating the fair values of loan portfolios. First, one peer that discloses the utilization of a liquidity discount has higher impaired, nonaccrual and classified loans as a percentage of the carrying value of their loan portfolio, yet, they disclose a percentage of fair value to carrying values that is approximately only 1% less than ours when we do not incorporate a liquidity discount. Secondly, there are other peers within this group that have portfolios of significantly worse credit quality and do not utilize a liquidity discount that disclose an estimated fair value of their loan portfolios (as a percentage of carrying value) that are higher or near our own estimate.

In conclusion, given the subjectivity and variability related to liquidity discounts in the current market, we believe our approach of estimating the fair value of fixed rate loans by discounting contractual cash flows at rates which similar loans are currently being made and then discounted further by embedded probable losses expected to be realized in the portfolio is most appropriate at this time.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Note 5 – Allowance for Non-Covered Loan Loss and Credit Quality, page 17

Non-covered Credit Quality Indicators, page 25

9. We note your disclosure on page 25 that the 10 risk rating categories described were groupings for the non-homogeneous loans or all non-consumer loans. Please tell us and revise future filings to disclose the risk rating categories for your homogeneous or consumer loans. If your credit quality indicators for homogeneous loans are not the 10 risk rating categories then tell us and disclose what the credit quality indicators are for that portfolio.

We acknowledge the Staff’s comment and confirm that the Company will include the risk rating definitions for homogeneous loans in its future filings, beginning with our September 30, 2011 Form 10-Q as follows:

Homogeneous loans are not risk rated until they are greater than 30 days past due, and risk rating is based primarily on the past due status of the loan. The risk rating categories can be generally described by the following groupings for commercial, commercial real estate and Small Business Center homogeneous loans:

Special Mention – A homogeneous special mention loan, risk rated 7, is 30-59 days past due from the required payment date at month-end.

Substandard – A homogeneous substandard loan, risk rated 8, is 60-119 days past due from the required payment date at month-end.

Doubtful – A homogeneous doubtful loan, risk rated 9, is 120-149 days past due from the required payment date at month-end.

Loss – A homogeneous loss loan, risk rated 10, is 150 days and more past due from the required payment date. These loans are generally charged-off in the month in which the 150- day time period elapses.

The risk rating categories can be generally described by the following groupings for retail (consumer) homogeneous loans:

Special Mention – A homogeneous retail special mention loan, risk rated 7, is 30-89 days past due from the required payment date at month-end.

Substandard – A homogeneous retail substandard loan, risk rated 8, is an open-end loan 90-180 days past due from the required payment date at month-end or a closed-end loan 90-120 days past due from the required payment date at month-end.

August 18, 2011

Loss – A homogeneous retail loss loan, risk rated 10, is a closed-end loan that becomes past due 120 cumulative days or an open-end retail loan that becomes past due 180 cumulative days from the contractual due date. These loans are generally charged-off in the month in which the 120- or 180-day period elapses.

10. We note from your credit quality indicator disclosures beginning on page 25 that your risk ratings range from one to 10. In addition, we note that these 10 risk rating categories can generally be described by four rate groupings, Pass/Watch, Special Mention, Substandard, and Doubtful/ Loss. Please address the following:

•         In future filings separate the “Doubtful/Loss” grouping into two indicators, “Doubtful” and “Loss”, and state the specific risk rating, nine or 10, that coincides with each indicator. In addition, disaggregate the column “Doubtful/Loss” on page 27 in future filings;

We acknowledge the Staff’s comment and confirm that the Company will separate the “Doubtful/Loss” grouping in its future filings, beginning with our September 30, 2011 Form 10-Q as follows:

Doubtful: Loans classified as doubtful, risk rated 9, have all the weaknesses inherent in one classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. The possibility of loss is extremely high, but because of certain important and reasonably specific pending factors, which may work towards strengthening of the asset, classification as a loss (and immediate charge-off) is deferred until more exact status may be determined. Pending factors include proposed merger, acquisition, liquidation procedures, capital injection, and perfection of liens on additional collateral and refinancing plans. In certain circumstances, a Doubtful rating will be temporary, while the Bank is awaiting an updated collateral valuation. In these cases, once the collateral is valued and appropriate margin applied, the remaining un-collateralized portion will be charged off. The remaining balance, properly margined, may then be upgraded to Substandard, however must remain on non-accrual.

Loss: Loans classified as loss, risk rated 10, are considered un-collectible and of such little value that the continuance as an active Bank asset is not warranted. This rating does not mean that the loan has no recovery or salvage value, but rather that the loan should be charged off now, even though partial or full recovery may be possible in the future.

Additionally, we will disaggregate the column “Doubtful/Loss” on page 27 in future filings, beginning with our September 30, 2011 Form 10-Q.

•         Tell us how the classification “impaired” correlates with the disclosed risk rating groupings and your 1 to ten internal risk ratings since you present impaired loans as a separate risk rating in your credit quality indicator table on page 27 even though it is not included as one of the risk rating groupings; and

•         If there is an overlap between the “impaired” risk rating and another risk rating group (e.g. substandard), tell us and revise future filings to disclose that amount of loans that overlap more than one of the credit quality indicators disclosed. For example, disclose the amount of loans in the “impaired” column that are also rated “substandard” in a footnote to the table or remove the “impaired” column altogether and disclose those loans within their respective rating columns.

Impaired loans are separately broken out for disclosures and include their own definition in the Non-covered Credit Quality Indicators disclosures in our filings. As such, impaired loans are not overlapped with the risk rating groupings. Our current disclosure includes the definition of impaired loans below the risk rating groupings as follows.

Impaired—Loans are classified as impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due, in accordance with the terms of the original loan agreement, without unreasonable delay. This generally includes all loans classified as non-accrual and troubled debt restructurings.

August 18, 2011

Additionally, as there is no overlap, we feel that the Non-covered Credit Quality Indicators table that summarizes our internal risk rating by loan class appropriately includes impaired loans as a separate column within the table.

Note 6 – Covered Assets and FDIC Indemnification Asset, page 27

11. We note your disclosure on page 27 that the allowance on covered loans accounted for under ASC 310-30 was $7.4 million and $2.3 million at March 31, 2011 and December 31, 2010, respectively. We further note your disclosure that the allowance on covered loan advances made subsequent to acquisition, which is not accounted for under ASC 310-30, was $770,000 and $375,000 at March 31, 2011 and December 31, 2010, respectively. These disclosed amounts differ from those included in your proposed disclosures in response to comment six of our letter dated April 27, 2011 which shows that the total allowance for loan losses on covered loans was $375,000 at December 31, 2010. Please clarify for us the reasons for this difference and confirm that in future filings the total allowance for loan losses related to the covered loans will be presented on the face of the balance sheet.

The difference noted by the Staff’s comment above relates to the valuation allowance on covered loans acquired with deteriorated credit quality vs. the allowance on covered loans advanced subsequent to acquisition that are still covered by a loss-sharing agreement.  As shown on our June 30, 2011 Form 10-Q, which was filed with the SEC on August 5, 2011, we have broken out the total allowance for loan losses related to covered loans on the face of the balance sheet and have additionally expanded the disclosures around the allowance for loan losses related to the covered loan portfolio as required under ASC 310-10.

Note 9 – Junior Subordinated Debentures, page 31

12. We note your response to comment 15 of our letter dated April 27, 2011 that you will continue to utilize your discounted cash flow model in 2011 to value the junior subordinated debentures and you will consider at year-end whether you will obtain another independent third party valuation of these liabilities. However, we note on page six of your Form 8-K filed on July 21, 2011 that you utilized an external firm to determine the value of your junior subordinated debentures. Please clarify for us the methodology you used to value these liabilities at March 31, 2011 and June 30, 2011. In addition, present consistent valuation methodology disclosure in all future filings, when applicable.

We periodically utilize independent third parties to assist with the determination and validation of our junior subordinated debentures valuation. The extent we involve or engage these external third parties correlates to management’s assessment of the current subordinate debt market, how the current environment and market compares to the preceding quarter, and perceived changes in the Company’s own creditworthiness during the quarter. In periods of potential significant valuation changes and at year-end reporting periods we have engaged third parties to perform a full independent valuation of these liabilities. For periods where management has assessed the market and other factors impacting the underlying valuation assumptions of these liabilities and has determined significant changes to the valuation of these liabilities in the current period are remote, the scope of the valuation specialist’s review is limited to a review the reasonableness of Management’s assessment of inputs. This abbreviated approach was utilized for the periods ended March 31, 2011 and June 30, 2011. If even during our quarterly assessments we do not foresee triggering factors or other economic indicators that would lead us to believe that the valuation of these liabilities have significantly changed, we anticipate that we will still engage a third party to perform a full-scale independent valuation of these liabilities no later than the December 31, 2011 year-end reporting date.

Prior to receiving the follow-up comment received from the Staff of the Securities and Exchange Commission by letter dated August 2, 2011, as included in our Form 10-Q filed on August 5, 2011, we enhanced our disclosure relating to our methodology to value these junior subordinated debentures as to the level of involvement of the third party as of the reporting date. We will continue to provide consistent, clear disclosure as to the valuation methodology and related considerations in all future filings.

August 18, 2011

13. We note your response to comment 15 of our letter dated April 27, 2011. In addition, we note your disclosures beginning on page 33 that the carrying value of your junior subordinated debentures under the fair value option will ultimately return to their notional values even though these debentures are still significantly below the issued amounts. In an effort to provide enhanced disclosures on the valuation of these debentures, please revise future filings to include the following:

•         Include a discussion similar to that provided in your response on how you evaluate current subordinate debt market conditions to determine that the effective yield utilized in your valuation model has not changed since March 31, 2010; and

•         Given your assessment that, in the absence of the company not being specifically rated by any credit agency, it is difficult to specifically attribute changes in your estimate of the applicable credit risk adjusted spread to specific changes in your own creditworthiness, please consider providing an enhanced discussion, similar to the one in your response, of the qualitative considerations you look to in your evaluation of your credit risk adjusted spread. For instance, discuss the events, circumstances and transactions impacting your industry and your company that in particular are considered in your evaluation of the creditworthiness of, and the credit risk adjusted spread you estimate would be required from, your Company.

We acknowledge the Staff’s comment and confirm that the Company will include enhanced disclosures relating to how we evaluate the subordinated debt market conditions and the qualitative considerations we look at to evaluate our credit risk adjusted spread in its future filings.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 47

14. We note your disclosure on page 47 that the Dodd-Frank Act will impact your interchange fee revenue. In addition, we note from your earnings call on July 21, 2011 that you expect the Durbin Amendment to have a 50% impact on your interchange fee revenue and that the revenue will be replaced with two fee-based businesses, Capital Markets Group and Wealth Management Division. Please revise your disclosure in future filings to discuss the impact the Durbin Amendment will have on your interchange fee revenue. In addition, describe the fee-based businesses in greater detail and whether the Capital Markets Group had an impact on your reportable segments.

Though we indicated in our earnings call the expected impact of the loss of interchange fee revenue will be replaced by two fee-based businesses, our intent was to provide the users of our financial statements and public disclosures the potential impact of the Durbin Amendment to the Dodd-Frank Act, specifically on interchange revenue, and to discuss anticipated growth in noninterest revenue (in Wealth Management and our Debt Capital Markets Group) that would mitigate the impact of the lost interchange revenue relative to the overall revenue of the company.  Included in our Form 10-Q filed on August 5, 2011, we discuss and disclose our estimated impact within Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in our Forward Looking Statements and in Part II Other Information under Item 1.A. Risk Factors.  In addition, in the MD&A discussion of noninterest income, we disclose the revenue growth from Brokerage Commissions included in the Wealth Management Segment and the impact of income from the initiation of the interest rate swap program from our Debt Capital Markets group.  A discussion of the Wealth Management segment is included in our Note 15.

In future filings, we will continue to discuss and disclose the impact of the Durbin Amendment, if material, and material impact of revenue from our Debt Capital Markets group, as well as the description of our Wealth Management segment.

Valuation of Goodwill and Intangible Assets, page 50

15. We note from your response to comment 14 of our letter dated April 27, 2011 that you performed an interim goodwill impairment test on March 31, 2011. We did not note similar disclosure in the Form 10-Q for the quarter ended March 31, 2011. Please revise to disclose in future filings when an interim impairment test is performed under ASC 350-20-35-30. In addition, disclose the events and circumstances that lead to the interim test and results of the test by reporting unit.

August 18, 2011

We did not perform a Step 1 test as contemplated by ASC 350-20-35 for March 31, 2011 and therefore no disclosure was made.  The most recent test referred to in our response to comment 14 of the Commission’s letter dated April 27, 2011 is an internal evaluation performed by management which provides for an internal understanding or “stress test” of an estimate of the excess of fair value over the carrying value at quarter end.  As there was no triggering events or circumstances as contemplated in ASC 350-20-35-30, and our internal “stress test” showed that the estimate of fair value of the reporting unit exceeded the carrying value by 10%, we did not disclose that interim testing was performed.

We will continue to evaluate goodwill for impairment on an annual basis as of December 31, and we will disclose impairment evaluations performed on an interim basis when events or circumstances indicate impairment potentially exists.  In future disclosures related to our annual impairment test, and in interim tests should they occur, we will disclose methods and metrics and consider disclosure of additional estimates that may be considered critical, including the percentage by which fair value exceeded carrying value as of the date of the most recent test, should we be at risk of failing Step 1.

In connection with responding to your comments the Company acknowledges that:

•         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the

•         Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the foregoing responses fully address the Staff’s comments. If you have any questions about these responses, please contact Ronald Farnsworth at (503) 727-4108.

Respectfully,

/s/ Ronald L. Farnsworth

Ronald L. Farnsworth

Executive Vice President/Chief Financial Officer and

Principal Financial Officer

Umpqua Holdings Corporation

August 18, 2011